UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 5, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 5TH, 2025

DATE, TIME AND PLACE: May 5th, 2025, at 1.50 p.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Alessandra Michelini, Claudio Giovanni Ezio Ongaro, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino, Herculano Aníbal Alves and Leonardo de Carvalho Capdeville, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2) To acknowledge on the activities carried out by the Environmental, Social & Governance Committee; (3) To acknowledge on the activities carried out by the Control and Risks Committee; (4) To acknowledge on the activities carried out by the Statutory Audit Committee; (5) To resolve on the payment proposal of the Company’s interest on shareholders’ equity (“IE”); (6) To acknowledge on the Company’s Quarterly Financial Report (“ITRs”) for the 1st quarter of 2025, dated as of March 31st, 2025; (7) To resolve on the Independent Auditors’ Annual Work Plan; (8) To resolve on the agreement for the supply of services between the Company and BETC Havas Agência de Publicidade Ltda. (“BETC Havas"); (9) To acknowledge on the status of the Adjustment of Conduct Term between the Company and ANATEL – National Agency of Telecommunications; (10) Presentation on Environmental, Social & Governance – ESG; (11) To acknowledge on the Company’s Long Term Incentive Plan (“Plan”) results for the fiscal year 2024 for grant 2022 (3rd year), 2023 (2nd year) and 2024 (1st year) and to resolve on the calculation and payment form proposal; and (10) To resolve on the proposal for the 2025 grants of the Company’s Long Term Incentive Plan (”Plan”).

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

May 5th, 2025

(1) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meeting held on May 5th, 2025, as per Mr. Nicandro Durante’s report, Chairman of the CR.

(2) Acknowledged on the activities carried out by the Environmental, Social & Governance Committee (“CESG”) at its meeting held on May 5th, 2025, as per Mr. Nicandro Durante’s report, Chairman of the CESG.

(3) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on May 5th, 2025, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(4) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on March 28th and May 5th, 2025, as per Mr. Gesner José de Oliveira Filho, Coordinator of the CAE.

(5) Approved based on the Section 46, 3rd and 4th paragraphs, of the Company’s By-laws, and on the favorable opinion of the Fiscal Council, the distribution of R$300,000,000.00 (three hundred million reais) as Interest on Shareholders’ Equity ("IE"), at R$0,124084855 (zero point one, two, four, zero, eight, four, eight, five, five cents) of gross value per share. The payment will be made until July 23rd, 2025, considering the date of May 21st, 2025, as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex-direito of IE distribution. The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation. The gross amount per share may be modified due to the variation in the number of treasury shares.

(6) Acknowledged on the Company’s Quarterly Financial Report (“ITRs”) for the 1st quarter of 2025, dated as of March 31st, 2025, according to the information provided by the Company’s administration and the independent auditors, Ernst & Young Auditores Independentes S/S (“EY”). The referred report was subject to limited review by the independent auditors.

(7) Approved the Annual Work Plan of the Independent Auditors of the Company, Ernst & Young Auditores Independentes S/S (“EY”), for 2025, based on the favorable evaluation of the CAE, registered at its meeting held on May 5th, 2025.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

May 5th, 2025

(8) Approved the terms and conditions of the agreement for the supply of services between the Company and BETC Havas, according to the material presented and based on the CAE’s favorable opinion, at its meeting held on May 5th, 2025.

(9) Acknowledged on the conclusion of the Adjustment of Conduct Term nº 1/2020 – TAC, executed between the Company and the National Agency of Telecommunications – ANATEL, under the terms and conditions approved by this Board at its meeting held on June 19th, 2020, according to the material presented.

(10) Acknowledged on the Company's performance in the area of Environmental, Social & Governance - ESG, highlighting its solid trajectory guided on transparency and commitment, based on the clear definition and fulfillment of the Company's ESG Plans, whose effective result is reflected in the Company's recognition through its participation in relevant sustainability and corporate governance indexes, as well as the receipt of national and international awards, according to the material presented, which is filed at the Company’s head office. The final draft of the ESG 2024 Report was also presented, which will be made available on the company's Investor Relations website.

(11) Regarding the Company’s Long Term Incentive Plans (“Plans”), previously approved by the Extraordinary Shareholders’ Meetings, held on March 30th, 2021 and March 28th, 2024 the Board Members acknowledged on the results calculated until fiscal year 2024 for the 3rd vesting period related to the 2022 grant, for the 2nd vesting period related to the 2023 grant and for the 1st vesting period related to the 2024 grant, with which they agreed, and approved the proposal for the payment method, as follows: (a) transfer of all amounts due in shares, including dividends, as provided for in the Plan, as well as the possibility of transfer of the amount equivalent in cash in case of inactive beneficiaries (pro rata) or expats transferred to another company of the same group conglomerate; (b) for the transfer of shares, use of those which are held in treasury; and (c) use of the Average Share Price, weighted by the financial volume estimated by B3 S.A. – Brasil, Bolsa e Balcão, considering the month of March 2025, which period is the same used to measure the performance of the Company’s shares in the calculation of the External KPI, for the purpose of converting the due amounts from dividends into additional shares and for cases where the conversion of shares for payment in cash will be necessary. The Company’s Board of Officers and/or attorneys-in-fact are authorized to perform all necessary acts to carry out the resolutions approved herein.

(12) Approved the 2025 grant of the Company’s Long Term Incentive Plan, according to the material presented, based on the CR’s favorable opinion, at its meeting held on May 5th, 2025.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

May 5th, 2025

At the end, it’s registered the waiver to the compensation expressed by Mr. Leonardo de Carvalho Capdeville, to which he would be entitled in view of his participation in the Company’s Board of Directors.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), May 5th, 2025.

FABIANE RESCHKE

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 5, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer